UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)
(Final Amendment)

Analex Corporation
(Name of Issuer)

Common Stock, par value $0.02 per share
(Title of Class of Securities)

032653107
(CUSIP Number)

Lorne Smith, Esq., New York Life Capital Partners,
51 Madison Avenue, 16th Floor, New York, New York 10010
(212) 576-6071

Copy to:
Linda E. Ransom, Esq., Dewey Ballantine LLP
1301 Avenue of the Americas, New York, New York 10019
(212) 259-6570

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 032653107	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) New York Life Capital Partners II, L.P. I.R.S. #52-2309815
2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 032653107	Page 3 of 10 Pages

1
 NAME OF REPORTING PERSON
 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

 New York Life Capital Partners II, L.L.C., as General Partner of New York Life Capital Partners II, L.P.
 I.R.S. #52-2309807

2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 032653107	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) NYLCAP Manager LLC, as Investment Manager of New York Life Capital Partners II, L.P. I.R.S. #13-4091043
2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON IA, OO

SCHEDULE 13D

CUSIP No. 032653107	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) New York Life Investment Management Holdings LLC I.R.S. #52-2206682
2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON HC, OO

SCHEDULE 13D

CUSIP No. 032653107	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) New York Life Insurance Company I.R.S. #13-5582869
2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON IC

Reference is made to the Statement on Schedule 13D filed with the Securities and Exchange Commission on June 9, 2004, as amended by Amendment No. 1 thereto filed on September 17, 2004, as amended by Amendment No. 2 thereto filed on April 18, 2005 and as amended by Amendment No. 3 thereto filed on January 29, 2007 (as so amended, the “Schedule 13D”), each on behalf of (i) New York Life Capital Partners II, L.P., a Delaware limited partnership (“NYL”), (ii) New York Life Capital Partners II, L.L.C., a Delaware limited liability company (“NYLGP”) which is the general partner of NYL and is a wholly-owned subsidiary of NYLCAP (defined below), (iii) NYLCAP Manager LLC, a Delaware limited liability company (“NYLCAP”), which is the investment manager of NYL and is a wholly-owned subsidiary of NYLIMH (defined below), (iv) New York Life Investment Management Holdings LLC, a Delaware limited liability company (“NYLIMH”), which is a wholly-owned subsidiary of NYLIC (defined below), and (v) New York Life Insurance Company, a New York mutual insurance company (“NYLIC”).  NYL, NYLGP, NYLCAP, NYLIMH and NYLIC are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of NYL, NYLGP and NYLCAP expressly disclaimed that they were members of a “group” consisting of the Stockholder Parties (as such term is defined in Item 4 of this Statement) as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Rule 13d-5(b)(1) thereunder.  Each of NYLIMH and NYLIC expressly disclaimed beneficial ownership of all shares and expressly disclaimed that it is a member of a “group.”

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4” and, together with the Schedule 13D, this “Statement”) is filed on behalf of the Reporting Persons.  All capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.  This Amendment No. 4 reflects the disposition of shares of Common Stock held by certain Reporting Persons (as discussed in detail in Item 4 below) and, as a result of such Disposition (as defined below), none of the Reporting Persons beneficially own (or could be deemed to beneficially own) any shares of Common Stock and, accordingly, this Amendment No. 4 constitutes the final amendment to Schedule 13D.

Item 2.

The first paragraph of Item 2 of Schedule 13D is hereby amended by deleting the last two sentences of such first paragraph of Item 2 and inserting the following in lieu thereof:

“As a result of the Disposition (as defined in Item 4 below), none of the Reporting Persons beneficially own, or could be deemed to beneficially own, any shares of Common Stock.”

Items 2(a), (b), (c).

The first paragraph of Items 2(a), (b), (c) of Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

“NYL is a limited partnership investing primarily in leveraged buyouts and other similar transactions involving equity and short-term debt.  NYLGP, a wholly-owned subsidiary of NYLCAP, is the general partner of NYL.  NYLCAP, a wholly-owned subsidiary of NYLIMH, is a registered investment adviser and acts as investment manager of NYL.  NYLIMH, a wholly-owned subsidiary of NYLIC, is an investment management holding company and NYLIC engages in providing a wide variety of insurance and other investment products and services.  As a result of the Disposition (as defined in Item 4 below), NYL does not beneficially own any shares of Common Stock and, therefore, neither NYLGP nor NYLCAP can be deemed to be the beneficial owner of any shares of Common Stock.  The address of the principal offices of each of NYL, NYLGP, NYLCAP, NYLIMH and NYLIC is 51 Madison Avenue, New York, New York 10010.”

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by deleting the fourth paragraph thereof and inserting the following at the end thereof:

“Pursuant to the Tender/Voting Agreement and the Merger Agreement and effective as of the closing of the Offer on March 12, 2007 (the “Expiration Date”), (a) all of NYL’s 3,142,857 shares of Series B Preferred Stock were converted at the Conversion Price into 3,928,571 shares of Common Stock, (b) NYL’s 3,928,571 shares of Common Stock were tendered to the Merger Sub, and the Merger Sub accepted for payment such shares at $3.70 per share (the “Offer Price”)  and (c) each of NYL’s Initial Common Stock Warrant and Subsequent Common Stock Warrant was converted into the right to receive cash from the Issuer in an amount equal to the product of (i) the excess of the Offer Price over the per share exercise price applicable to such warrant and (ii) the number of shares of Common Stock issuable pursuant to such warrant immediately prior to the Effective Date.  The Merger Sub merged with and into the Issuer on March 14, 2007 (the effective time of such merger, the “Effective Time”), at which time (a) GEPT’s 3,928,571 shares of Common Stock were converted into the right to receive the Offer Price and (b) as neither the Initial Common Stock Warrant’s $4.32 per share exercise price nor the Subsequent Common Stock Warrant’s $4.29 per share exercise price were in excess of the Offer Price, each of NYL’s Initial Common Stock Warrant and Subsequent Common Stock Warrant were cancelled for no value.  Upon the consummation of, and as a result of, all of the transactions detailed in this paragraph (collectively, the “Disposition”), none of the Reporting Persons beneficially own any Common Stock or other securities of the Issuer.  None of the Reporting Persons have any present plans or proposals that relate to or would result in the acquisition of Common Stock or other securities of the Issuer.  However, the Reporting Persons retain their respective rights to modify their plans to acquire and dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.”

Item 5.  Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby deleted in its entirety and the following is inserted in its place and stead:

“Items 5(a), (b).

As a result of the Disposition, none of the Reporting Persons own (or could be deemed to own) any securities of the Issuer and no longer own (or could be deemed to own) a beneficial interest in the Issuer.

Item 5(c).

Other than as described in Item 4, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Schedules II through V, has effected a transaction involving shares of Common Stock or other securities of the Issuer during the preceding sixty days.

Item 5(d).

No other person except for the Reporting Persons is known to have the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock or other securities of the Issuer sold pursuant to the Disposition.

Item 5(e).

As of the Effective Date, the Reporting Persons are no longer the beneficial owners of 5.0% or more of any equity security of the Issuer.  Accordingly, this Amendment No. 4 is the final amendment to Schedule 13D and is an exit filing.”

Item 6. Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Issuer

Item 6 of Schedule 13D is hereby deleted in its entirety and the following is inserted in its place and stead:

“As a result of the Disposition, the Reporting Persons are no longer parties to any contracts, arrangements, understandings or relationships with respect to any equity security of the Issuer.  Thus, the agreements filed as Exhibits 1-9 with respect to the Reporting Persons have been terminated.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:    April 9, 2007

NEW YORK LIFE CAPITAL PARTNERS II, L.P.

By:  NYLCAP Manager LLC, its Investment  Manager

By:  /s/ James M. Barker V
    Name: James M. Barker V
    Title: Executive Vice President

NEW YORK LIFE CAPITAL PARTNERS II, L.L.C.

By:  /s/ James M. Barker V
    Name: James M. Barker V
    Title: Managing Principal

NYLCAP MANAGER LLC

By:  /s/ James M. Barker V
    Name: James M. Barker V
    Title: Executive Vice President

NEW YORK LIFE INVESTMENT MANAGEMENT  HOLDINGS LLC

By:  /s/ Brian Murdock
    Name: Brian Murdock
    Title: Chief Executive Officer

NEW YORK LIFE INSURANCE COMPANY

By:  /s/ William Cheng
    Name: William Cheng
    Title: Vice President